UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month August 2025

Commission File Number: 001-37611

Pyxis Tankers Inc.

(Translation of registrant’s name into English)

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of Pyxis Tankers Inc. (the “Company”) entitled “Pyxis Tankers Announces Date for the Release of the Second Quarter 2025 Results”.

Attached as Exhibit 99.2 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Announces Financial Results for the Three Months Ended June 30, 2025”.

Attached as Exhibit 99.3 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed Consolidated Financial Statements and the accompanying notes thereto of the Company as of June 30, 2025 and for the six month periods ended June 30, 2025 and 2024.

The information contained in this report on Form 6-K, except for the sections entitled “Our Chairman & CEO, Valentios Valentis, commented” is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No 333-278862), initially filed with the U.S. Securities and Exchange Commission on April 22, 2024.

Exhibit Index

Exhibit Number	Document

99.1	Press Release, dated August 6, 2025
99.2	Press Release, dated August 8, 2025
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed Consolidated Financial Statements as of December 31, 2024 and June 30, 2025 and for the six month periods ended June 30, 2024 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

Dated: August 11, 2025	By:	/s/ Henry Williams
Henry Williams
Chief Financial Officer